EXHIBIT (12)

Computation of Ratio of Earnings to Fixed Charges

The Boeing Company and Subsidiaries

(Dollars in millions)

	Six months ended June 30, 2011	Years ended December 31,
		2010	2009	2008	2007	2006
Earnings before federal taxes on income	$2,308	$4,507	$1,731	$3,995	$6,118	$3,194
Fixed charges excluding capitalized interest	340	726	564	492	557	636
Amortization of previously capitalized interest	35	60	61	50	58	51
Net adjustment for earnings from affiliates	(7)	(11)	(10)	(10)	(28)	(12)

Earnings available for fixed charges	$2,676	$5,282	$2,346	$4,527	$6,705	$3,869

Fixed charges:
Interest and debt expense(1)	$315	$676	$514	$425	$491	$593
Interest capitalized during the period	24	48	90	99	117	110
Rentals deemed representative of an interest factor	25	50	50	67	66	43

Total fixed charges	$364	$774	$654	$591	$674	$746

Ratio of earnings to fixed charges	7.4	6.8	3.6	7.7	9.9	5.2

(1)	Amount does not include tax-related interest expense which is reported as a component of Income tax expense in our Condensed Consolidated Statements of Operations.